March 3, 2014

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-6010

Re:	Orbitz Worldwide, Inc.
Registration Statement on Form S-3 as amended by Amendment No. 1 to Registration Statement on Form S-3 (“Registration Statement”) File No. 333-192669

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Orbitz Worldwide, Inc. (the “Registrant”) respectfully requests that the effectiveness of the above-captioned Registration Statement be accelerated to 5:00 p.m. EDT on March 5, 2014, or as soon thereafter as possible.

The Registrant acknowledges to the Securities and Exchange Commission (the “Commission”) its responsibilities under the Act as such responsibilities relate to the proposed public offering of the securities specified in the above-captioned Registration Statement. The Registrant also acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

500 W. Madison Street
Suite 1000
Chicago, IL 60661
USA

Securities and Exchange Commission
March 3, 2014
Page Two

Please inform my associate, Molly Johnson, at (312) 260-8763 or molly.johnson@orbitz.com when the Registration Statement is declared effective.

Very truly yours,

Orbitz Worldwide, Inc.

By:	/s/ James F. Rogers
	Name:	James F. Rogers
	Title:	Senior Vice President, General Counsel and Corporate Secretary